Ms. Lauren Hamilton		September 28, 2018
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Responses to Comments	with Respect to the Financial Statements for the USAA

Cornerstone Funds, USAA Emerging Markets Fund, USAA Government Securities Fund, USAA Growth and Tax Strategy Fund, USAA International Fund, USAA Managed Allocation Fund, USAA Precious Metals and Minerals Fund, USAA Treasury Money Market Trust, and USAA World Growth Fund, each a series of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Ms. Hamilton:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff ("Staff") of the U.S. Securities and Exchange Commission ("SEC") on August 29, 2018, concerning a review of the audited financial statements of the USAA Cornerstone Funds, USAA Emerging Markets Fund, USAA Government Securities Fund, USAA Growth and Tax Strategy Fund, USAA International Fund, USAA Managed Allocation Fund, USAA Precious Metals and Minerals Fund, USAA Treasury Money Market Trust, and USAA World Growth Fund ("Funds") of the USAA Mutual Funds Trust ("Trust"), and the Trust's responses thereto. The Staff's comments are set forth in italics and are followed by the Trust's responses.

1.Comment: With respect to the Annual Report to Shareholders for the USAA Precious Metals and Minerals Fund, please explain why the total expenses for the Institutional Shares increased from 76 basis points in 2017 to 89 basis points in 2018. Please also explain why the performance fee adjustment is larger for the Institutional Shares than for the Fund Shares and Adviser Shares.

Response: The total expenses for the Institutional Shares of the USAA Precious Metals and Minerals Fund increased from 2017 to 2018 primarily due to a significant decrease in average net assets. The decrease in average net assets also explains why the performance adjustment was larger for the Institutional Shares than for the Fund Shares and Adviser Shares, as the Fund and Adviser Shares did not experience similar reductions in assets. As described in the advisory agreement between USAA Asset Management Company ("AMCO") and the Fund, performance fee adjustments are added to (or subtracted from) the management fee for each share class based on average net assets over the past three years; so if assets decline over the same period, the adjustment represents a larger percentage of those assets.

2.Comment: The Portfolio of Investments in the Annual Report to Shareholders for the USAA Cornerstone Aggressive Fund indicates that the Fund holds restricted securities that are not 144A restricted securities. In future reports, please include all disclosures required by Rule 12-

12under Regulation S-X for restricted securities. Please apply this comment to reports for all series of the Trust, as applicable.

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Response: Going forward, AMCO will footnote all restricted securities with the disclosures required by Rule 12-12 under Regulation S-X.

3.Comment: Please confirm that receivables from the Funds' adviser are settled in the same manner as payables to the adviser.

Response: Both receivables and payables are booked monthly, but management fees payable to the Funds' adviser are cleared monthly, and reimbursements receivable from the Funds' adviser are cleared quarterly.

4.Comment: USAA's website discloses that the expense ratio for the USAA Growth and Tax

Strategy Fund is 64 basis points, however the Financial Highlights in the Annual Report to Shareholders for the Fund discloses the expense ratio as 68 basis points. Please explain, and update the website disclosure if appropriate. Please ensure that the website disclosures are updated to reflect the current expense ratios for all series of the Trust.

Response: A footnote to the Fund's fee table on the USAA website explains that the information is as reported in the Fund's most current prospectus. An updated prospectus for the Fund will be dated October 1, 2018 and the website will then be updated. The Trust also confirms that all other series have accurate expense ratio disclosures on the USAA website.

5.Comment: The line graph under Cumulative Performance Comparison in the Annual Report to Shareholders for USAA International Fund does not assume the minimum initial investment for Institutional Shares, which exceeds $10,000, at the beginning of the first fiscal year depicted in the chart. Please see Item 27(b)(7)(ii)(a) on Form N-1A. Please apply this comment to all series of the Trust.

Response: The Trust will make the requested change for all Institutional Shares line graphs going forward.

6.Comment: The Statement of Operations in the Annual Report to Shareholders for Cornerstone Aggressive Fund reflects realized gains from affiliated investments, however, that amount does not correspond to any position listed in the table required by Rule 12-14 under Regulation S-X. Going forward, please disclose in the table information as to affiliates in which there was an investment at any time during the period even if there was no investment at the close of the period of the report, as required by Rule 12-14.1 under Regulation S-X.

Response: The Cornerstone Aggressive Fund had net realized gains from transactions with affiliates, which are disclosed in a table in Footnote 9 (Security Transactions with Affiliated Funds). The Fund, however, had a net change in unrealized appreciation (depreciation) from investments in affiliates, which are disclosed in a table in Footnote 8 (Transactions with Affiliated Funds).

7.Comment: For each series of the Trust, as applicable, please disclose in the Portfolio of Investments the class of shares held of other registered investment companies as part of the title of issue per Rule 12-12 under Regulation S-X.

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Response: The Trust will make the requested change for all series going forward.

8.Comment: Please confirm for all Funds that the amounts payable to officers and directors, controlled companies, and other affiliates have been stated separately on the balance sheet.

Response: Amounts payable to affiliates are stated separately on the balance sheet. The Funds do not have any controlled companies and do not make any payments to affiliated officers and directors.

9.Comment: The USAA Cornerstone Conservative Fund has a significant investment in USAA Flexible Income Fund. Considering the size of the investment, please provide a reference in the Notes to Financial Statements or Notes to Portfolio of Investments to inform shareholders as to how they can access the financial statements for the underlying fund.

Response: The Trust did not consider the USAA Cornerstone Conservative Fund's investment in the USAA Flexible Income Fund to be a "significant amount," and therefore did not provide a reference to the financial statements for the underlying fund. Going forward, the Trust will provide a reference to inform shareholders as to how they can access the financial statements of an underlying fund, when an investment in such underlying fund exceeds 15% of net assets of the investing fund.

10.Comment: The USAA Cornerstone Moderately Aggressive Fund had exposure to derivatives during the last fiscal year, however the Manager's Commentary on the Fund does not discuss the effect of the derivatives on the Fund's performance. If the performance was materially affected by the derivatives exposure, a discussion of the impact should be included in the Manager's

Commentary on the Fund. Please explain why a discussion of the impact was not included. Please apply this comment to reports for all series of the Trust, as applicable.

Response: The derivatives that the USAA Cornerstone Moderately Aggressive Fund invests in are primarily equity index futures, so the discussion of equity markets in general, and their effect on the performance of the Fund, within the Manager's Commentary on the Fund appl ies to the derivatives as well. Going forward, the portfolio managers will also call out the performance attributable to investments in derivatives.

11.Comment: The USAA Treasury Money Market Trust did not prominently post on its website a schedule, chart, graph or other depiction showing the Fund's net asset value per share as of the end of each business day during the preceding six months or a link to the SEC's website to obtain the most recent 12 months of publicly available information on Form N-MFP in accordance with Rule 2a-7(h)(10)(iii). Please explain why such disclosure is not included on the

Fund's website.

Response: The disclosures described in your comment are prominently posted on the Treasury Money Market Trust's website, under the drop-down menu titled "Select Report" and then either "Get Monthly Holdings Reports" or "Get Historical Information." We have noticed that the Staff may have trouble viewing updated information due to browser cache settings.

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12.Comment: Please explain how the Principal Executive Officer and Principal Financial Officer are comfortable signing the certifications in the N-CSR before the audits were substantially complete. The Certifications are dated July 19, 2018 and the audit reports are dated July 24, 2018.

Response: The Principal Executive Officer and Principal Financial Officer were comfortable signing the certification in the N-CSR based on the status of the audit at the time. The Trust will implement a policy that certifications will not be signed until after the completion of the applicable audit opinion.

The Trust will begin including the disclosure changes noted above, as applicable, in the Funds' future Annual and Semi-Annual Reports to Shareholders. If you have any further comments on this matter, or any questions, please contact me at (210) 282-4960.

Sincerely,

/s/ Kristen Millan

Kristen Millan

Assistant Secretary

USAA Mutual Funds Trust

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